

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 31, 2008

Mr. Guy Elliott
Financial Director
Rio Tinto plc and Rio Tinto Limited
5 Aldermanbury Square
London, EC2V 7HR, United Kingdom

> **Re:** **Rio Tinto plc and Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No.'s 001-10533 and 000-20122**

Dear Mr. Elliott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Risk Factors, page 5

1. Please expand each risk factor to provide sufficient information so that an investor may understand the impact and magnitude of the risk being discussed. Please discuss the specific risk presented to your business or results of operations rather than a general statement regarding "material and adverse impact." For example, rather than state that any failures relating to your acquisitions "could

have a material and adverse impact on the Group's costs, earnings and cash flows," specify what the impact is or could be. Also clarify if you are referring to merely prior acquisitions or also to future acquisitions. As another example, in the risk factor relating to political and commercial instability, disclose the specific material jurisdictions to which you are referring and the specific risk to you in those jurisdictions. As a final example, quantify the expected investment returns for your defined benefit pension plans and whether these have been historically achieved.

2.   Please expand each subheading to describe in better detail the risk you are presenting. For example, rather than the subheading "Divestments", state in the subheading the specific risk that your divestment activities pose to your business.

Note 19. Assets Held For Sale, page A-28

3.   You disclose under this heading that "As the Packaging group was acquired with a view to resale, its results are excluded from the Group Income Statement." We further note from your disclosure on pages 52 and 57 you excluded the results of the Packaging group from the income and cash flow statements for the year. Please tell us how this presentation complies with paragraph 33 of IFRS 5.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director